Chart Industries, Inc. One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chartindustries.com

May 2, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:     John Cash
Re:    Chart Industries, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-11442
Dear Mr. Cash:
Chart Industries, Inc., a Delaware corporation (“we,” “our,” or the “Company”), is submitting this letter in response to the Staff’s comment letter, dated April 22, 2014, regarding the above-referenced filing. For ease of reference, we have repeated your comments in italics, followed by our responses.

Item 7. Management’s Discussion and Analysis…, page 32

1.
We note from your disclosures on page F-20 that you acquired a significant amount of warranty reserves in connection with the 2012 AirSep business combination and that both your warranty expense and warranty usage have increased significantly since 2011. Please show us how you will revise your MD&A in future filings to explain any material fluctuations in both your warranty expense and warranty reserve during the periods presented. Please ensure that your revisions to future filings address the reasons for any disproportionate fluctuations in trends. For example, it is unclear why warranty expense increased 40% and warranty usage increased 56% during 2013 while sales increased at a slower pace of 16% over the same period.

Response: We have added the following disclosure to MD&A in our Form 10-Q for March 31, 2014 and will continue to provide similar disclosures when the warranty expense or accrual has significant fluctuations. Please see the critical accounting policy revisions in the second comment response which also address the warranty disclosures.

Excerpt from Gross Profit and Margin section of Results of Operations for the Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013:
In the first quarter of 2014, we experienced a higher rate of warranty claims in our BioMedical segment within the AirSep product lines. As a result of the increased claims and revisions to the estimated cost of warranty claims, we adjusted our estimated warranty reserve in the quarter. This led to an increase in the BioMedical segment’s warranty expense as a percent of sales to 5.8% compared to 2.4% in the prior year period. See the critical accounting policy disclosure for further information regarding the warranty accruals.

2.
As a related matter, we note from your disclosures on page F-21 that AirSep experienced a significant number of warranty claims in one of its product lines. Please show us how you will revise either your MD&A or your critical accounting policy discussion on page 45 to address the following:

•	Explain the reasons for this increased level of warranty claims;

•	Describe what has been done to date to address these warranty claims;

•	Disclose the extent to which you expect to continue experiencing a higher level of warranty claims associated with this product line in the future;

•	Explain how you determined that the warranty reserve as of December 31, 2013 was sufficient in light of the fact that warranty usage exceeded warranty expense by more than $10 million during 2013; and

•	Describe the extent to which your product warranty reserve policies have changed as a result of the AirSep acquisition.
Response: In addition to the discussion in MD&A as addressed in the first comment, we included the following revisions (revisions are in bold, italics and strikethrough) to the Critical Accounting Policies section within MD&A in the March 31, 2014 Form 10-Q. We will continue to provide similar disclosure in applicable future filings.

Product Warranty Costs:  We provide product warranties with varying terms and durations for the majority of our products. We estimate product warranty costs and accrue for these costs as products are sold with a charge to cost of sales. Factors considered in estimating warranty costs include historical and projected warranty claims, historical and projected cost-per-claim and knowledge of specific product issues that are outside of our typical experience. ~~The warranty reserve includes both a general reserve component, calculated based upon historical experience over the warranty period for each product and a specific reserve component for any specifically identified warranty issues.~~ Warranty accruals are evaluated and adjusted as necessary based on actual claims experience and changes in future claim and cost estimates.
As a result of our BioMedical segment’s acquisition of AirSep in August 2012, we recorded a warranty reserve of $37.0 million in purchase accounting, which included a significant estimate of claims associated with one of its product lines. This product line has experienced a significantly higher than normal level of failures due to compressors and other components. To calculate the reserve associated with this product line, we isolated the specific units which were being returned with identified warranty issues at significantly higher rates than normal. The entire population of these units was excluded from the typical warranty accrual process and the reserve was estimated by considering the identified population less units already returned, to estimate potential units that will be returned. These expected future claims were multiplied by the estimated cost to repair the units in order to establish the warranty reserve associated with this product line. We have experienced and expect a significant number of claims as this product line runs through its warranty period. Usage of the acquired warranty reserve occurs as this product line progresses through its warranty period (expected completion in 2016). We have made various product improvements and revisions to the warranty claim process since the 2012 acquisition to mitigate the costs associated with this issue. Usage of the acquired warranty reserve has exceeded warranty expense since the acquisition. We do not expect our ongoing warranty expense to be as significant based on revisions to the product line as well as our process to satisfy the warranty claims.

Due to the uncertainty and potential volatility of these warranty estimates, changes in assumptions including expected warranty claims and costs to satisfy those claims or specifically identified issues could materially affect our financial position and net income in future periods.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

3.
Your discussion of covenant compliance on page 47 makes reference to the non-GAAP measure “adjusted EBITDA.” Although you define the measure on page 48, the definition does not provide sufficient information to enable an investor to determine the specific items included or excluded from your calculation of this measure. Please show us how you will revise your future filings to both identify “adjusted EBITDA” as a non- GAAP measure and reconcile this measure to the most directly comparable GAAP measure. Please refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.09 of our Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, we have evaluated the continued need for the specific covenant compliance section, given that the Company has a significant cushion with respect to its financial covenants, and in light of the fact that we believe that our current liquidity section of MD&A satisfies our disclosure requirements regarding our compliance with our debt covenants. As such, in future filings with the Commission, we will remove the covenant compliance section under Item 7A of the Form 10-K.
In addition to responding to the foregoing comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing response is acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President, Chief Financial Officer and Treasurer

cc:	Matthew J. Klaben
Kenneth J. Webster
David Maraldo, Ernst & Young LLP
Arthur C. Hall III, Calfee, Halter & Griswold LLP

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